Exhibit 99.3

中國石油天然氣股份有限公司
PETROCHINA COMPANY LIMITED

（於中華人民共和國註冊成立之股份有限公司）

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

（股份代號 Stock Code：857）

NOTIFICATION LETTER 通知信函

19 September 2022

Dear Non-registered Holder [(1)],

PetroChina Company Limited (the "Company")
– Notice of Publication of 2022 Interim Report ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.petrochina.com.cn and the website of HKEXnews at www.hkexnews.hk. You may access the Current Corporate Communications by browsing through the Company's website or the website of HKEXnews.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.petrochina.com.cn or the website of HKEXnews at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays or send an email to PetroChina.ecom@computershare.com.hk.

By order of the Board
PetroChina Company Limited
WANG Hua
Company Secretary

Note: (1) This letter is addressed to Non-registered Holders ("Non-registered Holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]：

中國石油天然氣股份有限公司（「本公司」）
－2022 半年度報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站（www.petrochina.com.cn）及香港交易所披露易網站（www.hkexnews.hk）。歡迎瀏覽。請在本公司網站或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票）。香港證券登記處地址為香港灣仔皇后大道東 183 號合和中心 17M 樓。申請表格亦可於本公司網站（www.petrochina.com.cn）或香港交易所披露易網站（www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線（852）2862 8688。辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午 6 時正或電郵至 PetroChina.ecom@computershare.com.hk。

承董事會命
中國石油天然氣股份有限公司
公司秘書
王華

2022 年 9 月 19 日

附註：(1) 此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

PETH-19092022-1(0)

CCS2855 PETH_NRH

Request Form 申請表格

To: **PetroChina Company Limited (the "Company")**
(Stock Code: 857)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wan Chai, Hong Kong

致：中國石油天然氣股份有限公司（「本公司」）
（股份代號：857）
經香港證券登記有限公司
香港灣仔皇后大道東183號合和中心17M樓

I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company's website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:
本人／我們已收取本次公司通訊文件之中文／英文印刷本或已選擇（或被視為已同意）瀏覽本公司網站所登載之本次公司通訊文件，但現在希望以下列方式收取 貴公司本次公司通訊文件之另一語言印刷本：

(Please mark **ONLY ONE** (**X**) of the following boxes)
(請從下列選擇中，僅在其中**一個空格**內劃上「X」號)

☐ I/We would like to receive a **printed copy in English** now.
本人／我們現在希望收取一份**英文印刷本**。

☐ I/We would like to receive a **printed copy in Chinese** now.
本人／我們現在希望收取一份**中文印刷本**。

☐ I/We would like to receive **both the printed English and Chinese copies** now.
本人／我們現在希望收取**英文和中文各一份印刷本**。

Name(s) of Non-registered holder(s)#
非登記持有人姓名#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼

Date
日期

 # You are required to fill in the details if you download this request form from the Company's Website.
假如 閣下從公司網站下載本申請表格，請必須填上有關資料。

Notes 附註

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.
如屬聯名股東，則本申請表格須由該名於本公司股東名冊上就聯名持有股份其姓名位列首位的股東簽署，方為有效。
3. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. For the avoidance of doubt, we do not accept any other instructions written on this Request Form.
為免存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。
5. Please note that both printed English and Chinese versions of all the Company's Corporate Communications which we have sent to our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company's website (www.petrochina.com.cn) for five years from the date of first publication.
本公司備有於過去12個月曾寄發予股東的公司通訊文件的中、英文版印刷本，該等通訊文件亦由首次登載日期起計，持續5年載於本公司網站(www.petrochina.com.cn)上。

19092022 1 0

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.
No postage is necessary if posted in Hong Kong.
當 閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票。

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